February 8, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (480)718-4398

John J. Zillmer
Chairman and Chief Executive Officer
Allied Waste Industries, Inc.
18500 North Allied Way
Phoenix, Arizona 85054

   Re: Allied Waste Industries, Inc.
     Definitive 14A
     Filed April 10, 2007
     File No. 001-14705

Dear Mr. Zillmer:

   We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

   Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

   If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

        Sincerely,

        Carmen Moncada-Terry
        Attorney Advisor